UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes  ☐            No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes  ☐            No   ☒

Investor Relations PRESS RELEASE No. RI029

Grupo Televisa Prices U.S.$1,200 million of Senior Notes

MEXICO CITY, November 19, 2015 – Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV:TLEVISA CPO) today announced the pricing of U.S.$300 million aggregate principal amount of 4.625% senior notes due 2026 and U.S.$900 million aggregate principal amount of 6.125% senior notes due 2046 registered with the U.S. Securities and Exchange Commission (SEC). The offering is expected to settle on November 24, 2015, subject to customary closing conditions.

Goldman, Sachs & Co., HSBC and Morgan Stanley acted as joint book-running managers.

Copies of the prospectus supplement and the accompanying base prospectus may be obtained from: Goldman, Sachs & Co., 200 West Street, New York, NY 10282, Attention: Prospectus Department, telephone: 1-866-471-2526, facsimile: 1-212-902-9316, email: prospectus-ny@ny.email.gs.com; HSBC, Attention: Transaction Management Group, telephone: 1-866-811-8049, email: tmg.americas@us.hsbc.com; or Morgan Stanley, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, telephone: 1-866-718-1649, email: prospectus@morganstanley.com.

This announcement does not constitute an offer to sell or the solicitation of offers to buy any security, nor shall there be any offer, solicitation or sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Grupo Televisa

Televisa is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It operates four broadcast channels in Mexico City, produces and distributes 25 pay-TV brands for distribution in Mexico and the rest of the world, and exports its programs and formats to the U.S. through Univision Communications Inc. (“Univision”) and to other television networks in over 50 countries. Televisa is also an active participant in Mexico’s telecommunications industry. It has a majority interest in Sky, a leading direct-to-home satellite television system operating in Mexico, the Dominican Republic and Central America. Televisa also participates in Mexico’s telecommunications industry in many regions of the country where it offers video, voice and broadband services. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal Internet portal and gaming. In the United States, Televisa has equity and warrants which upon its exercise and subject to any necessary approval from the Federal Communications Commission (“FCC”) in the United States, would represent approximately 36% on a fully diluted, as-converted basis of the equity capital in Univision Holdings Inc. (f/k/a Broadcasting Media Partners, Inc.), the controlling company of Univision, the leading media company serving the United States Hispanic market

Disclaimer

This press release contains forward-looking statements based on the current expectations of Grupo Televisa, S.A.B. Actual future events or results could differ materially from these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Grupo Televisa, S.A.B. undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:

Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx

Eduardo Nestel / Tel: (52 55) 5261 2438 / enestel@televisa.com.mx

Media Relations:

Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx

Regina Moctezuma / Tel: (52 55) 5224 5456 / rmoctezumag@televisa.com.mx

www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: November 20, 2015	By	/s/ Joaquín Balcárcel Santa Cruz
	Name:	Joaquín Balcárcel Santa Cruz
	Title:	General Counsel